

July 12, 2010

By U.S. Mail and Facsimile to: (202) 739-3001

Lawrence Odell
Executive Vice President and General Counsel
First BanCorp.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908

>   **Re: First BanCorp.**
> **Amendment No. 3 to Registration Statement on Form S-4 on Form S-1**
> **Filed July 9, 2010**
> **File No. 333-165252**

Dear Mr. Odell:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4 on Form S-1

General

1.   We note your response to comment 6 in our letter dated June 17, 2010. Please tell us how you intend to file the opinion of counsel required by Item 601(b)(5) of Regulation S-K prior to receiving stockholder approval for the amendment to decrease the par value of your common stock. In particular, please explain how counsel will be able to opine that the securities being registered will be legally issued, fully paid and non-assessable at a time when the amendment to decrease

the par value of your common stock has not been approved.

Closing Comments

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3770 with any questions.

Sincerely,

Todd Schiffman
Assistant Director

cc: Linda L. Griggs
        Gail A. Pierce
        Morgan, Lewis & Bockius LLP
        (By facsimile)